EXHIBIT 21.1

Name of Subsidiary	Jurisdiction of Incorporation or Organization
IntercontinentalExchange Holdings	United Kingdom
ICE Futures Europe	United Kingdom
ICE Clear Europe, Ltd.	United Kingdom
ICE Futures U.S., Inc.	Delaware, U.S.A.
ICE Clear U.S., Inc.	New York, USA
Creditex Group, Inc.	Delaware, U.S.A.
ICE Trust U.S., LLC	New York, USA
The Clearing Corporation	Delaware, U.S.A
ICE Futures Canada, Inc	Winnipeg, Manitoba
ICE Clear Canada, Inc.	Winnipeg, Manitoba
ICE Markets, Inc.	Delaware, U.S.A.